SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 267th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS I hereby certify, for all intents and purposes, that on June 15, 2026, at 8:00 a.m., the members of the Board of Directors, who have signed below, held this meeting via videoconference to address the matter on the agenda. The Board of Directors deliberated on: 01. DONA FRANCISCA ENERGÉTICA S.A. - DFESA - NON-EXERCISE OF PREEMPTIVE RIGHTS AND DIVESTITURE OF COPEL’S STAKE TO GERDAU S.A. - Mr. Diogo Mac Cord de Faria, Vice President of Strategy, New Business, and Digital Transformation, presented information and detailed the negotiations related to the notice received from Centrais Elétricas de Santa Catarina - Celesc regarding the exercise of the Preemptive Rights in the acquisition of shares in Dona Francisca Energética S.A. - DFESA, currently held by Celesc. He reported that the business opportunity does not meet Copel’s minimum profitability criteria and is therefore not in line with the Company’s capital allocation guidelines. It also reported the receipt of a binding proposal submitted by Gerdau S.A. to acquire Copel’s equity interest in DFESA, which Gerdau justifies based on the current market window of opportunity characterized by high energy prices and the absence of potential buyers with equivalent proposals that take into account the benefit of self-generation. After analyzing and discussing the information provided, receiving the clarifications deemed necessary, and considering the favorable recommendation of the Executive Board, issued at its 2,644th Meeting on June 10, 2026, as well as that of the Investment and Innovation Committee at its 87th Meeting on June 3, 2026, the Board of Directors unanimously resolved: (a) not to exercise the Preemptive Rights to acquire a portion of Celesc’s shares in Dona Francisca Energética S.A.; and (b) to proceed with the negotiation and signing of a Share Purchase Agreement for the divestment of Copel’s stake in DFESA, under the same terms as the agreement reached between Gerdau and Celesc, in accordance with the Binding Offer formalized by Gerdau to Copel and the details set forth in the material made available, which remains in the custody of the Department of Secretariat; and (c) to authorize the relevant departments to take all necessary measures to implement this resolution. -------------------------- Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; HARRY SCHMELZER JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary). ISABEL ZAICZUK RAGGIO Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 25, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.